Exhibit 12.1

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(UNAUDITED)

Sunoco Logistics Partners L.P.

Year Ended December 31, 2004
(in thousands, except ratio)
Fixed Charges:
Interest cost and debt expense	$20,915
Interest allocable to rental expense (a)	1,504

Total	$22,419

Earnings:
Income before income tax expense	$57,031
Equity in income of less than 50 percent owned affiliated companies (b)	(13,233)
Dividends received from less than 50 percent owned affiliated companies (b)	13,331
Fixed charges	22,419
Interest capitalized	—
Amortization of previously capitalized interest	142

Total	$79,690

Ratio of Earnings to Fixed Charges	3.55

(a)	Represents one-third of the total operating lease rental expense which is that portion deemed to be interest.
(b)	Reflects amounts attributable to interests in the following corporate joint ventures accounted for under the equity method: 9.4 percent in Explorer Pipeline Company, 31.5 percent in Wolverine Pipe Line Company, 12.3 percent in West Shore Pipe Line Company, 14.0 percent in Yellowstone Pipe Line Company, and 43.8 percent in West Texas Gulf Pipe Line Company.